FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN CORPORATION'S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

[John Plant communication to employees posted on TRW intranet]

July 1, 2002

John Plant comments on TRW-Northrop Grumman agreement

By now, you have likely heard that Northrop Grumman Corporation and TRW Inc. have announced entering into a definitive merger agreement. The combination will position Northrop Grumman as the nation's second largest defense contractor with projected annual revenues of more than $26 billion and approximately 123,000 employees.

Under the terms of the agreement, Northrop Grumman will acquire TRW for $60 per share in common stock in a transaction valued at approximately $7.8 billion, plus the assumption of TRW's net debt at the time of closing. The exact exchange ratio of shares is outlined in the press release issued today by TRW and Northrop Grumman which can be found in the company news section of the automotive website.

TRW's previously announced agreement to sell its Aeronautical Systems business to Goodrich Corporation for $1.5 billion will remain unaffected by today's announcement.

After completion of the merger, Northrop Grumman plans to separate TRW's automotive business through a sale or spin-off (TRW Automotive filed a form S-1 with the U.S. Securities and Exchange Commission on June 4, 2002).

This is affirmed in Phil Odeen's letter to employees, which says "TRW has been planning to separate our Systems, Space & Electronics and Automotive businesses into two, pure-play companies. Northrop, which is acquiring all of TRW, intends to separate Automotive. Thus, Automotive will be able to focus exclusively on its industry for the benefit of all of its customers."

This is a key point for us all, both in the interim period until the merger agreement is finalized and we are separated from Northrop Grumman, and afterward as we launch a new era in our history as an independent automotive supplier. Our jobs will be to concentrate on being the best automotive supplier we can possibly be in terms of quality, cost, technology and customer satisfaction.

As we have emphasized since Northrop Grumman's original offer, the best thing we can do for ourselves is to focus on the things we can control. Thus far, you have done an excellent job of that, as the TRW Automotive business remains ahead of our 2002 business plan.

What happens next? The definitive merger agreement is subject to the approval of shareholders of both companies and to review under the Hart-Scott-Rodino Act as well as other governmental and regulatory agencies in the U.S. and Europe. The companies expect to complete the transaction in the fourth quarter of 2002.

In parallel with these activities, TRW Automotive will continue to prepare for the separation of the companies. We have already announced a team headed by Kishor Pendse that will work closely with the management team to ensure the smooth transition of staff functions in a variety of areas.

Thanks for your support thus far, and I look forward to continuing to work with each of you.

John Plant
President and Chief Executive Officer
TRW Automotive

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW's definitive proxy statement relating to TRW's 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at **www.sec.gov**. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.